Filed pursuant to Rule 433
Registration Statement No. 333-141080

UNITED STATES STEEL CORPORATION

PRICING TERM SHEET

MAY 16, 2007

$450,000,000 6.05% Senior Notes due 2017

Issuer:	United States Steel Corporation

Title of Securities:	6.05% Senior Notes due 2017

Principal Amount:	$450,000,000

Maturity:	June 1, 2017

Coupon:	6.05%

Price:	99.893% of principal amount

Yield to maturity:	6.064%

Benchmark Treasury:	4.500% U.S. Treasury due May 15, 2017

Spread to Benchmark Treasury:	135 basis points (1.35%)

Benchmark Treasury Price and Yield:	98-10; 4.714%

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2007

Interest Payment Record Dates:	May 15 and November 15 of each year

Redemption Provisions:
Mandatory Redemption:

Mandatory redemption at 101% of the aggregate principal amount of the Notes together with accrued and unpaid interest, if the acquisition of Lone Star Technologies Inc. is not completed on or prior to October 1, 2007.

Optional Redemption:

Optional redemption at any time in whole, or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury yield plus 25 basis points, plus accrued interest to the redemption date.

Change of Control Repurchase Event:

If a change of control repurchase event occurs, the Company will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to but not including the repurchase date.

Settlement:	T + 3 days; May 21, 2007

CUSIP:	912909AC2

ISIN:	US912909AC20

Joint Book-Running
Managers	J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc.

Ratings:	Moody’s: Baa3 (stable outlook)
S&P: BB+ (stable outlook)
Fitch: BBB- (stable outlook)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Pro Forma Earnings to Fixed Charges Ratio:

Three months ended March 31, 2007	Year ended December 31, 2006
14.00	11.85

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 and Greenwich Capital Markets, Inc. at 1-866-884-2071.